Exhibit 21.1

Subsidiaries of US Lighting Group, Inc.

Cortes Campers, LLC, a Wyoming limited liability company

Futuro Houses, LLC, a Wyoming limited liability company

Fusion X Marine, LLC, a Wyoming limited liability company

MIGMarine Corporation, an Ohio corporation